24 School Street, 2nd Floor

Boston, MA 02108

October 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillion Hagius

Re:	Allarity Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-274923)

Request for Acceleration

Requested Date: October 19, 2023

Requested Time: 5:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of its Registration Statement on Form S-3, as amended, (File No. 333-274923) be accelerated so that the same will become effective at 5:00 p.m., Eastern Time, on October 19, 2023, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact our counsel Daniel B. Eng of Lewis Brisbois Bisgaard & Smith LLP at (415) 262-8508.

Very Truly Yours,
Allarity Therapeutics, Inc.

By:	/s/ James G. Cullem
Name:	James G. Cullem
Title:	Chief Executive Officer